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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

_______________________________________________________________________________
1.   Name and Address of Reporting Person*

   TESSLER                          ALLAN                  R.
________________________________________________________________________________
   (Last)                           (First)             (Middle)

   4020 W. LAKE CREEK DRIVE, #100
________________________________________________________________________________
                                    (Street)

  WILSON                              WY                 83014
________________________________________________________________________________
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     J NET ENTERPRISES, INC. (OTCBB:JNEI)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     July 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

     CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by 1 Reporting Person
     [_]  Form filed by more than 1 Reporting Person
________________________________________________________________________________

===============================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK PAR VALUE $.01                                                                       197,298         D
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK PAR VALUE $.01                                                                       104,959         I       ART/FGT
                                                                                                                          Family
                                                                                                                          Partners
                                                                                                                          Ltd.
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK PAR VALUE $.01          7/15/02          P             5,500         A    $.550        5,500         I       ART/FGT
                                                                                                                          Family
                                                                                                                          Partners
                                                                                                                          LTD
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK PAR VALUE $.01          7/15/02          P             3,300         A    $.550        3,300         I       ART/FGT
                                                                                                                          Family
                                                                                                                          Partners
                                                                                                                          LTD
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
                                                                  SEC 1474(3-99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Option to Buy      $9.9375                                   9/30/98  6/30/03  Common    27,500           27,500     D
Common Stock                                                                   Stock
                                                                               Par Value
                                                                               $.01
------------------------------------------------------------------------------------------------------------------------------------
Option to Buy      $8.75                                     9/30/99  6/30/04  Common    27,500           27,500     D
Common Stock                                                                   Stock
                                                                               Par Value
                                                                               $.01
------------------------------------------------------------------------------------------------------------------------------------
Option to Buy      $9.00                                     9/14/00  9/14/09  Common    15,000           15,000     D
Common Stock                                                                   Stock
                                                                               Par Value
                                                                               $.01
------------------------------------------------------------------------------------------------------------------------------------
Option to Buy      $9.00                                     9/14/01  9/14/09  Common    15,000           15,000     D
Common Stock                                                                   Stock
                                                                               Par Value
                                                                               $.01
------------------------------------------------------------------------------------------------------------------------------------
Convertible        $10.75    7-10-02 (1)                     6/01/01  3/31/07  Common    93,023                0     D
Debt                                                                           Stock
                                                                               Par Value
                                                                               $.01
------------------------------------------------------------------------------------------------------------------------------------
Convertible        $10.75    7-10-02 (1)                     6/01/01  3/31/07  Common   186,047                0     I   ZBBF-J
Debt                                                                           Stock                                     Net
                                                                               Par Value                                 Enterprises
                                                                               $.01
------------------------------------------------------------------------------------------------------------------------------------
Option to Buy      $ 9.50                                   09/29/00 6/30/05  Common     27,500           27,500     D
                                                                              Stock
                                                                              Par Value
                                                                              $.01
-----------------------------------------------------------------------------------------------------------------------------------
Option to Buy      $ 4.00                                   09/28/01 6/30/06  Common     27,500           27,500     D
                                                                               Stock
                                                                               Par Value
                                                                               $.01
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) The Debentures were convertible into shares of Common Stock at the rate of $10.75 per share. The Debentures were repurchased by J Net Enterprises at their face value on July 10, 2002.



/s/ Allan R. Tessler                                           8/12/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.